UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2023
Commission File Number: 001-38353

PagSeguro Digital Ltd.
(Name of Registrant)
Conyers Trust Company (Cayman) Limited,
Cricket Square, Hutchins Drive, P.O. Box 2681,
Grand Cayman, KY1-1111, Cayman Islands
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):
Yes ☐    No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):
Yes ☐    No ☒

3Q23

Results

PagSeguro Digital Ltd.

Unaudited Condensed Consolidated
Interim Financial Statements

PagVendas
VISA
ANA C PEREIRA
PagBank
moderninha Smart 2

PagSeguro Digital Ltd.
Unaudited condensed consolidated interim financial statements
As of September 30, 2023 and for the three and nine-month periods ended September 30, 2023 and 2022

2
investors.pagseguro.com

PagSeguro Digital Ltd.
Unaudited condensed consolidated interim balance sheet
As of September 30, 2023 and 2022
(All amounts in thousands of reais)

	Note	September 30, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents	5	1,974,618	1,829,097
Financial investments	6	1,078,319	1,103,299
Accounts receivable	7	37,521,292	36,248,589
Receivables from related parties	9	4,399	—
Inventories		26,195	13,281
Tax receivable	8	379,141	410,801
Other receivables		162,896	162,011
Total current assets		41,146,860	39,767,078

Non-current assets
Accounts receivable	7	1,000,115	745,546
Receivables from related parties	9	28,024	—
Judicial deposits		49,634	44,855
Deferred income tax and social contribution	19	101,541	99,411
Other receivables		38,770	18,509
Investment		—	1,651
Property and equipment	11	2,478,114	2,493,499
Intangible assets	12	2,483,927	2,158,773
Total non-current assets		6,180,125	5,562,244

Total assets		47,326,985	45,329,322

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

3
investors.pagseguro.com

PagSeguro Digital Ltd.
Unaudited condensed consolidated interim balance sheet
As of September 30, 2023 and 2022
(All amounts in thousands of reais)

	Note	September 30, 2023	December 31, 2022
Liabilities and equity
Current Liabilities
Payables to third parties	13	18,706,627	17,988,139
Deposits	14	8,577,445	10,100,599
Borrowings	18	192,778	—
Derivative financial instruments	26	28,091	22,289
Trade payables		439,359	449,102
Payables to related parties	9	78,359	593,906
Salaries and social security charges	15	333,847	292,778
Taxes and contributions	16	82,922	89,779
Provision for contingencies	17	70,163	46,233
Deferred revenue		125,801	126,042
Other liabilities		30,027	31,484
Total current liabilities		28,665,419	29,740,351

Non-current liabilities
Payables to third parties	13	159,438	84,759
Deposits	14	3,337,023	1,894,689
Payables to related parties	9	284,082	—
Deferred income tax and social contribution	19	1,755,429	1,564,228
Provision for contingencies	17	6,314	14,370
Deferred revenue		18,074	17,486
Other liabilities		232,999	171,313
Total non-current liabilities		5,793,359	3,746,845

Total liabilities		34,458,778	33,487,196

Equity
Share capital	20	26	26
Treasury shares	20	(609,824)	(475,354)
Capital reserve	20	6,097,391	6,102,573
Retained earnings	20	7,403,056	6,237,392
Equity valuation adjustments	20	(22,372)	(22,372)
Other comprehensive income	20	(70)	(139)
Total equity		12,868,207	11,842,126

Total liabilities and equity		47,326,985	45,329,322

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Unaudited condensed consolidated interim statements of income
For the three and nine-month periods ended September 30, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

		Three-month period		Nine-month period
	Note	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Revenue from transaction activities and other services	22	2,269,288	2,292,079	6,586,313	6,602,349
Financial income	22	1,691,273	1,697,222	4,820,449	4,638,118
Other financial income	22	65,585	46,126	195,028	132,469

Total revenue and income		4,026,146	4,035,427	11,601,790	11,372,936

Cost of sales and services	23	(2,033,309)	(1,862,164)	(5,888,679)	(5,501,843)
Selling expenses	23	(378,241)	(530,840)	(1,017,591)	(1,510,591)
Administrative expenses	23	(206,333)	(185,343)	(581,078)	(554,611)
Financial expenses	23	(819,937)	(920,656)	(2,428,535)	(2,296,843)
Other expenses, net	23	(76,262)	(111,123)	(252,542)	(224,564)

Profit before income taxes		512,064	425,301	1,433,365	1,284,484

Current income tax and social contribution	19	(16,827)	1,603	(77,122)	(26,518)
Deferred income tax and social contribution	19	(84,512)	(46,617)	(190,579)	(160,835)

Income tax and social contribution		(101,339)	(45,014)	(267,701)	(187,353)

Net income for the period		410,725	380,287	1,165,664	1,097,131

Basic earnings per common share - R$	21	1.2762	1.1639	3.6049	3.3501
Diluted earnings per common share - R$	21	1.2686	1.1562	3.5801	3.3285

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Unaudited condensed consolidated interim statements of comprehensive income
For the three and nine-month periods ended September 30, 2023 and 2022
(All amounts in thousands of reais)

	Three-month period		Nine-month period
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Net income for the period	410,725	380,287	1,165,664	1,097,131
Other comprehensive income that may be reclassified to the statement of income in subsequent periods
Currency translation adjustment	40	1	(33)	(717)
Loss on financial investments designated at fair value through OCI	(84)	662	267	249
Derivative Financial Instruments through OCI	2,114	3,969	419	(13,084)
Income tax and social contribution	(690)	(1,574)	(233)	4,364
Other comprehensive income for the period	412,105	383,346	1,166,084	1,087,943

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

6
investors.pagseguro.com

PagSeguro Digital Ltd.
Unaudited condensed consolidated interim statement of changes in equity
For the nine-month periods ended September 30, 2023 and 2022
(All amounts in thousands of reais)

				Capital reserve		Profit reserve
	Note	Share capital	Treasury shares	Capital reserve	Share-based long-term incentive plan (LTIP)	Retained earnings	Equity valuation adjustments	Other comprehensive income	Total equity

At December 31, 2021		26	(285,011)	5,828,754	247,532	4,732,624	(22,372)	645	10,502,198

Net income for the period		—	—	—	—	1,097,131	—	—	1,097,131
Currency translation adjustment		—	—	—	—	—	—	(717)	(717)
Gain on financial assets through OCI		—	—	—	—	—	—	164	164
Derivative Financial Instruments through OCI		—	—	—	—	—	—	(8,636)	(8,636)
Share based long term incentive plan (LTIP)		—	—	—	113,307	—	—	—	113,307
Acquisition of treasury shares		—	(191,819)	—	—	—	—	—	(191,819)
(LTIP) of treasury shares		—	100,233	—	(100,233)	—	—	—	—
At September 30, 2022		26	(376,599)	5,828,754	260,606	5,829,755	(22,372)	(8,543)	11,511,628

Net income for the period		—	—	—	—	407,637	—	—	407,637
Currency translation adjustment		—	—	—	—	—	—	41	41
Loss on financial assets through OCI		—	—	—	—	—	—	(271)	(271)
Derivative Financial Instruments through OCI		—	—	—	—	—	—	8,636	8,636
Share based long term incentive plan (LTIP)		—	—	—	14,082	—	—	—	14,082
Acquisition of treasury shares		—	(99,625)	—	—	—	—	—	(99,625)
(LTIP) of treasury shares		—	869	—	(869)	—	—	—	—
At December 31, 2022		26	(475,354)	5,828,754	273,819	6,237,392	(22,372)	(138)	11,842,127

Net income for the period	20	—	—	—	—	1,165,664	—	—	1,165,664
Currency translation adjustment	20	—	—	—	—	—	—	(33)	(33)
Loss on financial assets through OCI	20	—	—	—	—	—	—	(176)	(176)
Derivative Financial Instruments through OCI	20	—	—	—	—	—	—	277	277
Share based long term incentive plan (LTIP)	20	—	—	—	109,172	—	—	—	109,172
Acquisition of treasury shares	20	—	(248,824)	—	—	—	—	—	(248,824)
(LTIP) of treasury shares	20	—	114,354	—	(114,354)	—	—	—	—
At September 30, 2023		26	(609,824)	5,828,754	268,637	7,403,056	(22,372)	(70)	12,868,207

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

7
investors.pagseguro.com

PagSeguro Digital Ltd.
Unaudited condensed consolidated interim statement of cash flows
For the nine-month periods ended September 30, 2023 and 2022
(All amounts in thousands of reais)

		Nine-month period
	Note	September 30, 2023	September 30, 2022
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income taxes		1,433,365	1,284,484
Expenses (revenues) not affecting cash:
Depreciation and amortization	23	989,477	824,004
Total Losses	23	413,463	792,950
Accrual of provision for contingencies		23,385	27,969
Share based long term incentive plan (LTIP)		109,172	113,307
Loss on disposal of property, equipment, intangible and investment assets		207,992	189,308
Derivative Financial Instruments, net		(2,488)	—
Interest accrued		393,056	1,063,441
Other income, net		(598)	14,925

Changes in operating assets and liabilities
Accounts receivable		(4,944,398)	(14,955,359)
Financial investments (mandatory guarantee)		229,461	(209,556)
Inventories		(12,915)	(2,525)
Taxes recoverable		105,616	102,909
Other receivables		(8,115)	38,187
Deferred revenue		(187)	(28,872)
Other liabilities		2,724	(35,478)
Payables to third parties		768,298	1,124,710
Trade payables		(12,212)	(219,710)
Payables to related parties, net		(296,777)	(118,883)
Deposits		759,676	9,096,672
Salaries and social charges		40,057	41,035
Taxes and contributions		(24,083)	23,615
Provision for contingencies		(11,357)	(17,139)
		162,612	(850,006)
Income tax and social contribution paid		(78,553)	(86,560)
Interest income received (paid)		1,750,587	2,525,849

NET CASH PROVIDED BY OPERATING ACTIVITIES		1,834,646	1,589,283

CASH FLOWS FROM INVESTING ACTIVITIES
Amount paid on acquisitions, net of cash acquired	10	(31,313)	—
Purchases of property and equipment	11	(692,232)	(1,027,025)
Purchases and development of intangible assets		(774,518)	(731,361)
Redemption (Acquisition) of financial investments		(120,019)	393

NET CASH USED IN INVESTING ACTIVITIES		(1,618,082)	(1,757,993)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings	18	300,000	250,000
Payment of borrowings	18	(100,000)	(250,000)
Payment of borrowings interest	18	(9,613)	(15,337)
Acquisition of treasury shares	20	(248,824)	(191,819)
Payment of leases	11	(12,606)	(13,977)

NET CASH USED IN FINANCING ACTIVITIES		(71,043)	(221,133)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		145,521	(389,842)
Cash and cash equivalents at the beginning of the period	5	1,829,097	1,794,362
Cash and cash equivalents at the end of the period	5	1,974,618	1,404,519

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

8
investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2023 and for the nine-month periods ended September 30, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

1. General information

PagSeguro Digital Ltd., (“PagSeguro Digital” or the “Company”), is a holding company with its principal executive offices located in Cayman Islands, subsidiary of Universo Online S.A. (“UOL”), referred to, together with its subsidiaries, as the “PagSeguro Group”, and was incorporated on July 19, 2017. A total of 99,99% of the shares of PagSeguro Internet Instituição de Pagamento S.A. (“PagSeguro Brazil”) were contributed to PagSeguro Digital on January 4, 2018 and PagSeguro Digital maintains control of PagSeguro Brazil.
PagSeguro Brazil is a privately held corporation established on December 20, 2006, and engages in providing financial technology solutions and services and corresponding related activities, focused principally on micro-merchants and small and medium-sized businesses (“SMEs”).
In June 2022, Boa Compra Tecnologia Ltda., changed its name to PagSeguro Tecnologia Ltda. (“PagSeguro Tecnologia”) as part of a marketing strategy to bring the entity closer to PagSeguro’s brand.
In January 2023, Pagseguro Biva Serviços Financeiros Ltda. incorporated Pagseguro Biva Correspondente Bancário Ltda and, in July 2023, PagSeguro Instituição de Pagamento S.A. incorporated Registra Seguro S.A.
The subsidiaries of PagSeguro Digital are PagSeguro Brazil, PagSeg Participações Ltda. (“PagSeg”), BS Holding Financeira Ltda. (“BS Holding”) and PagSeguro Holding Ltd. (“PSHC”). The PagSeguro Group subsidiaries are as follows:
•PagSeguro Brazil subsidiaries are PagSeguro Biva Securitizadora de Créditos Financeiras S.A. (“Biva Sec”), Fundo de Investimento em Direitos Creditórios – PagSeguro (“FIDC”), Wirecard Brazil Instituição de Pagamento S.A. (“MOIP), Concil Inteligência em Conciliação S.A. (“Concil”) and Netpos Serviços de Informática S.A. (“Netpos”).
•PagSeg subsidiaries are Net+Phone Telecomunicações Ltda. (“Net+Phone”), Pagseguro Tecnologia, BCPS Online Services Lda. (“BCPS”), CDS Serviços Financeiros Ltda. (“CDS”), Pagseguro Biva Serviços Financeiros Ltda. (“Biva Serviços”) and PagBank Participações Ltda. (“Pag Participações”).
•Pag Participações subsidiaries are Tilix Digital Ltda. (“TILIX”), Yamí Software & Inovação Ltda. (“YAMÍ”) and Zygo Serviços de Tecnologia S.A. (“ZYGO”).
•PSHC subsidiaries are Pagseguro Chile SPA (“Pagseguro Chile), Pagseguro Colombia S.A.S (“Pagseguro Colombia), PSGP México S.A de C.V. (“PSGP Mexico”) and Pagseguro Peru S.A.C. (“Pagseguro Peru”).
•BS Holding subsidiaries are BancoSeguro S.A. (“Bancoseguro”) and Paginvest CTVM Ltda. (“Paginvest”).
These consolidated interim financial statements include Pagseguro Brazil, PagSeg, PSHC, BS Holding and corresponding subsidiaries.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2023 and for the nine-month periods ended September 30, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

2. Presentation and preparation of the unaudited condensed consolidated interim financial statements and significant accounting policies

2.1.    Basis of preparation of the condensed consolidated interim financial information
These unaudited condensed consolidated interim financial statements have been prepared in accordance with the International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") and disclose all (and only) the applicable significant information related to the financial statements, which is consistent with the information utilized by management in the performance of its duties. The consolidated interim financial statements are presented in thousands of Brazilian reais, unless otherwise indicated, which is the functional currency of PagSeguro Group.
These unaudited condensed consolidated interim financial statements for three and nine-month periods ended September 30, 2023 were authorized for issuance by the PagSeguro Digital’s Board of Directors on November 13, 2023.
These unaudited condensed consolidated interim financial statements for the three and nine-month periods ended September 30, 2023 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” as issued by the IASB and disclose all (and only) the applicable significant information related to the financial statements.
These unaudited condensed consolidated interim financial statements do not include all the notes of the type normally included in an annual consolidated financial statement. Accordingly, this report is to be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2022 (the “Annual Financial Statements”).
The accounting policies and critical accounting estimates and judgments adopted are consistent with those of the previous financial year and corresponding interim reporting period.
2.2.    New accounting standards adopted in 2023
The accounting policies adopted in the preparation of the consolidated interim financial statements for the period ended September 30, 2023 are consistent with those adopted for the year ended December 31, 2022, except for the changes required by the pronouncements, interpretations and standards which became effective on January 1, 2023, as described below.
–IFRS 17 was issued in May 2017 as replacement for IFRS 4 Insurance Contracts. It requires a current measurement model where estimates are remeasured in each reporting period, Contracts are measured using the building blocks of discounted probability-weighted cash flows, an explicit risk adjustment and a contractual service margin (CSM) representing the unearned profit of the contract which is recognized as revenue over the coverage period.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2023 and for the nine-month periods ended September 30, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

2.2.    New accounting standards adopted in 2023 (Continued)
The standard allows a choice between recognizing changes in discount rates either in the statement of profit or loss or directly in other comprehensive income. The choice is likely to reflect how insurers account for their financial assets under IFRS 9. An optional, simplified premium allocation approach is permitted for the liability for the remaining coverage for short duration contracts, which are often written by non-life insurers.
There is a modification of the general measurement model called the ‘variable fee approach’ for certain contracts written by life insurers where policyholders share in the returns from underlying items. When applying the variable fee approach, the entity’s share of the fair value changes of the underlying items is included in the CSM. The results of insurers using this model are therefore likely to be less volatile than under the general model.
Targeted amendments made in July 2020 aimed to ease the implementation of the standard by reducing implementation costs and making it easier for entities to explain the results from applying IFRS 17 to investors and others. The amendments also deferred the application date of IFRS 17 to 1 January 2023. The Group did not identify material impacts under the new IFRS.
–Amendment to IAS 1 "Presentation of Financial Statements": issued in May 2020, with the objective of clarifying that liabilities are classified as current or non-current, depending on the rights that exist at the end of the period. The classification is not affected by the entity’s expectations or events after the reporting date (eg, receipt of a waiver or breach of covenant). The amendments also clarify what "settlement" of a liability refers to under IAS 1. The amendments to IAS 1 are effective as of January 1, 2023. The Group did not identify material changes in the financial results.
–Amendment to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies: in February 2021 the IASB issued a new amendment to IAS 1 on disclosure of "material" accounting policies rather than "significant" accounting policies. The amendments define what "“material accounting policy information" is and explain how to identify it. It also clarifies that immaterial accounting policy information does not need to be disclosed, but if so, it should not obscure the relevant accounting information. To support this change, the IASB also amended the "IFRS Practice Statement 2 Making Materiality Judgments" to provide guidance on how to apply the concept of materiality to accounting policy disclosures. This amendment is effective as of January 1, 2023. The Group did not identify material changes in the financial results.
–Amendment to IAS 8 - Accounting Policies, Change in Estimate and Error Rectification: the amendment issued in February 2021 clarifies how entities must distinguish changes in accounting policies from changes in accounting estimates, as changes in accounting estimates are applied prospectively to future transactions and other future events, but changes in accounting policies are generally applied retrospectively to past transactions and other past events, as well as to the current period. This amendment is effective as of January 1, 2023. The Group did not identify material changes in the financial results.
–Amendment to IAS 12 - Income Taxes: the amendment issued in May 2021 requires entities to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2023 and for the nine-month periods ended September 30, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

2.2.    New accounting standards adopted in 2023 (Continued)
This typically applies to lease transactions (right-of-use assets and lease liabilities) and decommissioning and restoration obligations, as an example, and will require the recognition of additional deferred tax assets and liabilities. This amendment is effective as of January 1, 2023. The Group did not identify material changes in the financial results.

3. Consolidation of subsidiaries

As of September 30, 2023
Company	Assets	Liabilities	Equity	Net income (loss) for the period	Ownership - %	Level
Pagseguro Brazil	35,043,694	25,576,029	9,467,665	839,854	99.99	Direct
BS Holding	800,502	197	800,305	34,908	99.99	Direct
Pagseg Participações	1,540,268	871	1,539,397	59,266	99.99	Direct
PSHC	5,162	4,987	175	(2,300)	99.99	Direct
Pagbank Participações	180,172	21,963	158,209	2,719	99.99	Indirect
Paginvest Corretora	15,908	209	15,699	687	99.99	Indirect
Net+Phone	513,507	119,361	394,146	51,732	99.99	Indirect
PagSeguro Tecnologia	1,049,459	818,490	230,969	2,219	99.99	Indirect
BCPS	1,824	28	1,796	(44)	99.99	Indirect
BSEC	1,579,460	1,542,081	37,379	22,934	99.99	Indirect
Biva Serviços	45,390	863	44,527	2,647	99.99	Indirect
FIDC	5,151,708	739,306	4,412,402	1,642,010	100.00	Indirect
TILIX	50,381	2,112	48,269	3,238	99.99	Indirect
BancoSeguro	23,528,118	22,765,116	763,002	33,839	100.00	Indirect
Yamí	34,902	1,036	33,866	(99)	99.99	Indirect
CDS	9,919	214	9,705	(8)	99.99	Indirect
Zygo	61,152	977	60,175	(317)	99.99	Indirect
Moip	305,579	194,743	110,836	(19,940)	100.00	Indirect
Concil	13,762	3,042	10,720	2,227	100.00	Indirect
Netpos	3,144	2,113	1,031	1,312	100.00	Indirect
Pagseguro Chile	1,371	1,761	(390)	(771)	100.00	Indirect
Pagseguro Colombia	1,387	1,653	(266)	(474)	100.00	Indirect
PSGP México	861	1,437	(576)	(711)	100.00	Indirect
Pagseguro Peru	2,787	2,381	406	(554)	100.00	Indirect

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2023 and for the nine-month periods ended September 30, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)
3. Consolidation of subsidiaries (Continued)

As of December 31. 2022 (except for net income that is presented to the nine-month period ended September 30, 2022)
Company	Assets	Liabilities	Equity	Net income (loss) for the period	Ownership - %	Level
Pagseguro Brazil	28,149,503	18,821,951	9,327,552	764,906	99.99	Direct
BS Holding	771,011	5,198	765,813	1,207	99.99	Direct
Pagseg Participações	781,745	871	780,874	71,397	99.99	Direct
PSHC	3,269	1,365	1,904	(161)	99.99	Direct
Pagbank Participações	165,265	9,775	155,490	(16,281)	99.99	Indirect
Paginvest Corretora	2,016	4	2,012	—	99.99	Indirect
Net+Phone	467,890	125,476	342,414	72,924	99.99	Indirect
PagSeguro Tecnologia	363,377	134,468	228,909	10,202	99.99	Indirect
BCPS	1,916	(41)	1,957	483	99.99	Indirect
BSEC	1,840,045	1,825,459	14,586	4,372	99.99	Indirect
Biva Serviços	68,164	26,240	41,924	3,356	99.99	Indirect
Biva Corban	1,247	(16,181)	17,428	1,512	99.99	Indirect
FIDC	5,122,004	792,391	4,329,613	1,624,465	100.00	Indirect
TILIX	46,888	34,357	12,531	(185)	99.99	Indirect
BancoSeguro	22,238,338	21,509,017	729,321	(8,952)	100.00	Indirect
Yamí	34,796	33,331	1,465	(646)	99.99	Indirect
Registra Seguro	5,000	23	4,977	(18)	99.99	Indirect
CDS	10,192	479	9,713	756	99.99	Indirect
Zygo	70,940	10,448	60,492	(11,196)	99.99	Indirect
Moip	686,496	555,713	130,783	(35,404)	100.00	Indirect
Concil	11,315	2,823	8,492	(5,473)	100.00	Indirect
Pagseguro Chile	1,092	684	408	(68)	100.00	Indirect
Pagseguro Colombia	968	751	217	(414)	100.00	Indirect
PSGP México	1,118	973	145	(370)	100.00	Indirect
Pagseguro Peru	906	772	134	281	100.00	Indirect

The operational context of the subsidiaries is to be read in conjunction with the annual financial statements for the year ended December 31, 2022.

4. Segment reporting

Operating segments are determined based on the information reported and reviewed by the chief operating decision maker (“CODM”). The Board of Directors has been identified as the CODM and is responsible for allocating resources and assessing the performance of the business and to make PagSeguro Group’s strategic decisions.
Considering that all decisions are based on consolidated reports, and that all decisions related to strategic and financial planning, purchases, investments, and the allocation of funds are made on a consolidated basis, the PagSeguro Group and its subsidiaries operate in a single segment, as financial service agents.
Main companies of PagSeguro Group are domiciled in Brazil and have revenue arising from local customers and customers located abroad. The main revenue is related to sales from the domestic market. The revenue from international market represents 0.4% and 0.4% for the three and nine-month periods ended September 30, 2023, respectively (0.7% and 1.0% for three and nine-month periods ended September 30, 2022, respectively).

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2023 and for the nine-month periods ended September 30, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

5. Cash and cash equivalents

	September 30, 2023	December 31, 2022
Short-term bank deposits	625,076	761,044
Short-term investment	1,349,542	1,068,053
	1,974,618	1,829,097

Cash and cash equivalents are held for the purpose of meeting short-term cash needs and include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three-month or less and with immaterial risk of change in value.
Short-term bank deposits are mainly represented by amounts to cover instant payments (PIX), cash on ATMs and clients’ payments.
Short-term investments consist mainly of investments in Brazilian Treasury Bonds (“LFTs”) with an average return of 100% of the Basic Interest Rate (SELIC, 12.75% per year on September 30, 2023 and 13.75% per year on December 31, 2022).

6. Financial investments

Consists of investments in LFTs, in the amount of R$1,078,319 as of September 30, 2023 (R$1,103,299 as of December 31, 2022) with an average return of 100% of the Basic Interest Rate (SELIC, 12.75% per year as of September 30, 2023 and 13.75% per year on December 31, 2022), invested to comply with certain requirements for authorized payment institutions as set forth by the Brazilian Central Bank regulation. This financial asset was classified at fair value through other comprehensive income. Unrealized accumulated loss on LFTs in nine-month period ended September 30, 2023 totaled R$316 (loss of R$176 in the nine-month period ended September 30, 2023).

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2023 and for the nine-month periods ended September 30, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

7. Accounts receivable

	September 30, 2023						December 31, 2022
	Visa	Master	Hipercard	Elo	Amex	Total	Visa	Master	Hipercard	Elo	Amex	Total
Legal obligors
Itaú	2,669,573	6,183,947	537,138	—	—	9,390,657	1,920,151	5,268,454	649,586	—	—	7,838,191
Nubank	—	4,902,731	—	—	—	4,902,731	—	4,050,376	—	—	—	4,050,376
Bradesco	1,991,350	119,651	—	1,087,734	403,792	3,602,527	2,924,890	242,708	—	1,228,553	440,535	4,836,685
Santander	717,187	2,048,484	—	—	16,402	2,782,074	829,714	2,564,868	—	—	11,021	3,405,603
Banco do Brasil	1,724,283	291,802	—	596,853	—	2,612,938	2,008,045	359,572	—	553,321	—	2,920,938
Banco Carrefour	147,216	1,094,248	—	—	—	1,241,464	142,392	973,915	—	—	—	1,116,307
Porto Seguro	760,313	268,222	—	—	—	1,028,535	708,008	216,926	—	—	—	924,934
Sicredi	497,798	498,106	—	—	—	995,904	404,825	372,297	—	—	—	777,122
CEF	332,685	127,310	—	512,980	—	972,974	369,282	180,490	—	453,043	—	1,002,815
Banco C6	—	953,651	—	—	—	953,651	—	825,958	—	—	—	825,958
Banco Cooperativo Sicoob	—	902,637	—	—	—	902,637	—	644,039	—	—	—	644,039
Banco Inter	—	757,498	—	—	—	757,498	—	550,070	—	—	—	550,070
Banco Bradescard	534,303	130,925	—	16,109	—	681,338	470,100	113,100	—	15,613	—	598,813
Banco XP	523,343	—	—	—	—	523,343	406,986	—	—	—	—	406,986
Will Financeira	—	517,139	—	—	—	517,139	—	349,453	—	—	—	349,453
Midway	235,988	134,288	—	—	—	370,276	268,221	124,417	—	—	—	392,638
Realize	164,703	176,085	—	—	—	340,788	166,754	185,371	—	—	—	352,125
Banco Votorantim	—	303,855	—	—	—	303,855	—	358,072	—	—	—	358,072
Pernambucanas	—	—	—	267,035	—	267,035	—	1,017	—	186,556	—	187,573
Banco Pan	48,585	174,155	—	2,201	—	224,942	68,683	246,112	—	10	—	314,805
Digio	203,025	—	—	1,885	—	204,910	180,936	1	—	14,454	—	195,391
Credz	196,462	—	—	—	—	196,462	176,030	—	—	—	—	176,030
Banco Original	—	189,563	—	—	—	189,563	—	246,976	—	—	—	246,976
Cred-system	—	189,429	—	—	—	189,429	—	153,681	—	—	—	153,681
Mercado Pago	183,935	—	—	—	—	183,935	143,073	—	—	—	—	143,073
Bancoob	187,945	—	—	—	—	187,945	112,743	208	—	—	—	112,951
Banrisul	28,826	137,698	—	—	—	166,524	36,400	133,065	—	—	—	169,465
Other	1,117,445	679,598	—	181,040	1,301	1,979,384	988,354	795,339	—	170,155	2,131	1,955,978
Total card issuers (i)	12,264,964	20,781,022	537,138	2,665,836	421,495	36,670,455	12,325,585	18,956,483	649,586	2,621,704	453,686	35,007,045
Current card issuers						36,455,948						34,884,835
Non-Current card issuers						214,507						122,215
Getnet	—	—	—	—	—	661	—	—	—	—	—	52,597
Other	—	—	—	—	—	9,165	—	—	—	—	—	10,963
Total acquirers (ii)	—	—	—	—	—	9,826	—	—	—	—	—	63,560

Loans, net	—	—	—	—	—	84,453	—	—	—	—	—	221,449
Credit card receivables, net	—	—	—	—	—	579,241	—	—	—	—	—	661,226
Payroll loans and other, net	—	—	—	—	—	1,147,731	—	—	—	—	—	852,425
Total credit receivables (iii)	—	—	—	—	—	1,811,425	—	—	—	—	—	1,735,100
Current						1,025,817						1,111,769
Non - Current						785,608						623,331
Other accounts receivables (iv)	—	—	—	—	—	29,701	—	—	—	—	—	188,425
Total accounts receivable	12,264,964	20,781,022	537,138	2,665,836	421,495	38,521,407	12,325,585	18,956,483	649,586	2,621,704	453,686	36,994,135
Current						37,521,292						36,248,589
Non - Current						1,000,115						745,546

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2023 and for the nine-month periods ended September 30, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)
7. Accounts receivable (Continued)
(i)    Card issuers: receivables derived from transactions where PagSeguro Brazil acts as the financial intermediary in operations with the issuing banks, related to the intermediation agreements between PagSeguro Brazil and Visa, Mastercard, Hipercard, Amex or Elo. However, PagSeguro Brazil’s contractual accounts receivable are with the financial institutions, which are the legal obligors on the accounts receivable payment. Additionally, amounts due within 27 days of the original transaction, including those that fall due with the first installment of installment receivables, are guaranteed by Visa, Mastercard, Hipercard, Amex or Elo, as applicable, if the legal obligors do not make the payment.
(ii)    Acquirers: refers to card processing transactions to be received from the acquirers, which are third parties acting as financial intermediaries between the issuing bank and PagSeguro Brazil.
(iii)    Total credit receivables are presented net of the ECL (“expected credit losses”), are measured according to the IFRS 9, using: Exposure at Default (EAD) related to the exposed credit risk at default; Probability of Default (PD) related to the probability of the counterparty not meeting its contractual payment obligations; and Loss Given Default (LGD) related to the percentage of the exposure that is not expected to be recovered in the event of default, In addition to the methodology for calculating the allowance for impairment (EAD x PD x LGD). Pagseguro takes into consideration the forward-looking information and assumptions as the historical loss experienced at individual transactions level, credit quality and guarantees, economic factors and estimated future cash flows, which could impact the calculation model for provisioning expected credit losses.
(iv)    Refers to other dispersed receivables from legal obligors.
The maturity analysis of accounts receivables is as follows:

	September 30, 2023	December 31, 2022
Past due	751,912	1,073,275
Due within 30 days	13,457,877	13,784,017
Due within 31 to 120 days	14,787,804	13,743,397
Due within 121 to 180 days	4,612,470	4,422,424
Due within 181 to 360 days	4,562,025	4,210,024
Due after 360 days	1,000,115	746,612
Expected credit losses	(650,796)	(985,614)
	38,521,407	36,994,135
The maturity analysis of credit receivables as of September 30, 2023 and December 31, 2022 are as follows:

	September 30, 2023
	Loans	Credit card receivables	Payroll loans and other	TOTAL
Past due	427,679	318,072	6,161	751,912
Due within 30 days	10,052	227,597	49,021	286,670
Due within 31 to 120 days	17,784	137,033	107,976	262,793
Due within 121 to 180 days	5,472	43,651	67,816	116,939
Due within 181 to 360 days	5,559	81,976	170,763	258,298
Due after 360 days	4,792	7,181	773,636	785,609
	471,338	815,510	1,175,373	2,462,221
Expected credit losses	(386,885)	(236,269)	(27,642)	(650,796)
Receivables net of ECL	84,453	579,241	1,147,731	1,811,425

	December 31, 2022
	Loans	Credit card receivables	Payroll loans and others	TOTAL
Past due	468,236	603,352	1,687	1,073,275
Due within 30 days	35,435	232,013	24,332	291,780
Due within 31 to 120 days	102,413	146,409	72,599	321,421
Due within 121 to 180 days	49,642	86,055	40,621	176,318
Due within 181 to 360 days	70,218	43,615	119,691	233,524
Due after 360 days	17,435	1,066	605,895	624,396
	743,379	1,112,510	864,825	2,720,714
Expected credit losses	(521,929)	(451,285)	(12,400)	(985,614)
Receivables net of ECL	221,450	661,225	852,425	1,735,100

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2023 and for the nine-month periods ended September 30, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)
7. Accounts receivable (Continued)
For the credit receivables the weighting of objective factors plus the analysis of the coverage percentage of accessory guarantees leads to the customer rating this allows the grouping of customers with similar credit risks and classification into one of the following stages as suggested by IFRS9:

	September 30, 2023
	Credit Amount	Exposure off balance credit limits not used	Expected Credit Losses
Loans
stage 1	33,168	—	(8,071)
stage 2	4,413	—	(2,757)
stage 3	433,757	—	(376,057)

Credit card receivables
stage 1	362,551	769,742	(4,494)
stage 2	171,563	293,442	(10,723)
stage 3	281,396	2,636	(221,052)

Payroll loans and other (i)
stage 1	1,143,047	—	(10,302)
stage 2	4,206	—	(543)
stage 3	28,120	—	(16,796)
TOTAL	2,462,221	1,065,820	(650,796)

	December 31, 2022
	Credit Amount	Exposure off balance credit limits not used	Expected Credit Losses
Loans
stage 1	173,407	—	(34,883)
stage 2	24,223	—	(12,982)
stage 3	545,749	—	(474,065)

Credit card receivables
stage 1	439,544	663,059	(17,202)
stage 2	205,356	214,282	(34,756)
stage 3	467,611	9,033	(399,326)

Payroll loans and other (i)
stage 1	844,075	—	(6,656)
stage 2	6,643	—	(201)
stage 3	14,106	—	(5,544)
TOTAL	2,720,714	886,374	(985,614)
(i)    This line of credit is mainly related to payroll loans offered to retirees, public sector employees and Brazil's Severance Indemnity Fund early prepayment, therefore are secured operation and less prone to expected credit losses.
The movement in the allowance for expected credit losses of credit receivables is as follows:

Expected credit losses	Loans	Credit card receivables	Payroll loans and other	Total
December 31, 2021	256,927	174,046	6,166	437,139
Additions (Reversals), net	265,002	277,239	11,351	553,592
Write-Off	—	—	(5,117)	(5,117)
December 31, 2022	521,929	451,285	12,400	985,614
Additions (Reversals), net	(9,102)	68,759	15,989	75,646
Write-Off (i)	(125,942)	(283,775)	(747)	(410,464)
September 30, 2023	386,885	236,269	27,642	650,796
(i)    Based on the PagSeguro credit risk classification model, which assesses the risk of insolvency and default of counterparties related to credit receivables, in the nine-month period ended in September 2023, the Company carried out a partial write-off of credit receivables, for cases in which the Company does not expect to receive these amounts. The credit card receivables were written-off in the amount of R$283,775 and payroll loans were written-off in the amount R$125,942 against the related provision for ECL recognized in previous periods.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2023 and for the nine-month periods ended September 30, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

8. Tax receivable

	September 30, 2023	December 31, 2022
Income tax and social contribution (i)	325,354	358,232
Social integration program (ii)	36,386	35,488
Other	17,401	17,081
	379,141	410,801
(i)Refers mainly to withholding taxes from income tax and social contribution.
(ii)Refers to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) recoverable on transaction activities and other services.

9. Related-party balances and transactions

i) Balances and transactions with related parties

	September 30, 2023		December 31, 2022
	Receivables	Payables	Payables
Immediate parent
UOL - sales of services (a)	—	16,049	16,170
UOL - shared service costs (b)	—	10,128	11,790
UOL - Deposits (c)	—	136,635	312,295
Affiliated companies
UOL Edtech Tecnologia Educacional S.A. - Deposits (c)	—	—	122,197
Web Jump Design em Informática Ltda. – Deposits (c)	—	6,763	12,372
Ingresso,com Ltda. - Deposits (c)	—	31,702	21,833
Invillia Desenvolvimento de Produtos Digitais Ltda. - Deposits (c)	—	34,079	60,096
Invillia Holding Ltda. - Deposits (c)	—	3,198	1,849
UOL Cursos Tec. Ed. Ltda. - Deposits (c)	—	76,804	—
Compasso Tecnologia Ltda. - sales of services (d)	—	5,159	—
Compasso UOL S.A. - sales of services (d)	—	12,203	12,624
Digital Services UOL S.A. - sales of services (d)	—	38	244
Invillia Desenvolvimento de produtos Digitais Ltda. - sales of services (d)	—	10,841	12,897
Edge UOL Tecnologia Ltda. - sales of services (d)	—	11,577	—
Digital Services UOL S.A. - borrowing (e)	32,423	—	—
Others	—	7,266	9,539
	32,423	362,441	593,906
Current	4,399	78,359	593,906
Non - Current	28,024	284,082	—
(a)     Sales of services refer mainly to the purchase of advertising services from UOL.
(b)     Shared services costs mainly related to payroll costs that are incurred by the parent company UOL and are charged to PagSeguro Group.
(c)     Certificate of deposits (CD) acquired by related parties from BancoSeguro with interest rate between 104% to 110% (107% to 110% in December, 2022) per year of CDI. The maturity analysis is as follows:

	September 30, 2023	December 31, 2022
Due within 31 to 120 days	5,081	49,094
Due within 121 to 180 days	—	28,604
Due within 181 to 365 days	—	455,488
Due to 365 days or more days	284,082	—
	289,163	533,186
(d)     This payable refers mainly to colocation, development of software and cloud services.
(e)    This receivable refers to borrowing made from Biva Sec with interest rate of 100% of CDI plus 2.5% per year.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2023 and for the nine-month periods ended September 30, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

9. Related-party balances and transactions (continued)

ii) Revenue and expense from transactions with related parties

	Three-month period				Nine-month period
	September 30, 2023		September 30, 2022		September 30, 2023		September 30, 2022
	Revenue	Expense	Revenue	Expense	Revenue	Expense	Revenue	Expense
Immediate parent
UOL - shared service costs (a)	—	24,354	—	40,638	—	75,406		96,722
UOL - sales of services (b)	790	14,978	779	21,783	2,357	50,493	2,339	66,619
UOL - deposits (c)	—	2,465	—	5,218	—	17,684		12,678
Affiliated companies
UOL Edtech Tecnologia – deposits (c)	—	—	—	3,569	—	323	—	11,984
Web Jump Design em Informática Ltda. - Deposits (c)	—	191	—	—	—	1,001	—	—
Ingresso,com Ltda. - Deposits (c)	—	510	—	—	—	1,525	—	—
UOL Cursos Tec. Ed. Ltda. - Deposits (c)	—	2,491	—	—	—	7,633	—	—
Invillia Desenvolvimento de produtos Digitais Ltda Deposits (c)	—	1,022	—	—	—	4,535	—	—
Digital Services UOL S.A. - sales of services (d)	—	217	—	642	—	907	—	1,855
Compasso Tecnologia Ltda., - sales of services (d)	—	1,895	—	—	—	5,860	—	—
Compasso UOL S.A.- sales of services (d)	—	38,554	—	38,825	—	117,782	—	102,753
Invillia Desenvolvimento de produtos Digitais Ltda. - sales of services (d)	—	1,199	—	—	—	4,587	—	—
Edge UOL Tecnologia Ltda. - sales of services (d)	—	986	—	—	—	1,706	—	—
Digital Services UOL S.A. borrowing (e)	966	—	—	—	1,131	—	—	—
Others	235	1,426	155	3,997	695	4,567	594	8,305
	1,991	90,288	934	114,671	4,183	294,009	2,933	300,916
(a)Shared services costs mainly related to payroll costs sharing that are incurred by the parent company UOL and are charged to PagSeguro. Such costs are included in administrative expenses.
(b)Sale of services expenses are related to advertising services from UOL and revenue is related to intermediation fees.
(c)Expenses are related to Certificate of Deposits (CD) from BancoSeguro. UOL Edtech Tecnologia was incorporated in 2023 by Passei Direto S.A.
(d)Expenses related to colocation and cloud services.
(e)Revenue refers to borrowing made from Biva Sec with interest rate of 100% of CDI plus 2.5% per year.

iii) Key management compensation

Key management compensation includes short and long-term benefits of PagSeguro Brazil's executive officers. The short and long-term compensation related to the executive officers for the three and nine-month periods ended September 30, 2023 amounted to R$10,258 and R$29,660 (R$9,225 and R$20,300 for the three and nine-month periods ended September 30, 2022).

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2023 and for the nine-month periods ended September 30, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

10. Business Combination

On July 18, 2023, PagSeguro Brazil acquired 90% of the share capital, in addition to 10% already acquired previously and obtained 100% of the share capital of Netpos. Total consideration paid in cash amount to R$32 million in just one installment and the total net assets acquired at fair value amounted to R$24,477. Netpos main activity is the focused-on software solutions to improve the management of business in the information technology industry.
The preliminary purchase price allocation (“PPA”) was completed on September 30, 2023, which included the recognition of a customer portfolio with a fair value of R$1,367, non-compete agreement of R$1,154 and software of R$22,208, resulting in the recognition of goodwill of R$7,523. The PPA did not consider the recognition of deferred income tax on allocations above, as the Group's intention is to incorporate NETPOS.
The PPA was elaborated considering projections for the period of three years based on management’s budgets for Netpos and applying an inflation rate plus the estimated growth of GDP of services (fluctuating from 3.5% to 5% per year) to project future cash flows, with a discount based on the weighted average cost of capital (fluctuating from 16% to 16.5% per year).
This acquisition is in accordance with PagSeguro Group’s business strategies, ramping up investments on new technologies, products, and services for the Group’s digital ecosystem. The fair value of assets and liabilities acquired in 2023 was as follows:

September 30, 2023
The assets and liabilities arising from the acquisition
Cash and cash equivalents	4,567
Accounts receivable acquired	1,409
Taxes recoverable acquired	26
Other assets acquired	472
Dividends	(4,311)
Liabilities assumed	(2,415)
Softwares	22,208
Customer portfolio	1,367
Non-compete agreement	1,154
Value of net assets	24,477
Goodwill	7,523
Purchase cost	32,000
Consideration for the purchase settled in cash	32,000
Dividends paid	3,880
Cash and cash equivalents at the subsidiary acquired	(4,567)
Amount paid on acquisitions less cash and cash equivalents acquired	31,313

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2023 and for the nine-month periods ended September 30, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

11. Property and equipment

a) Property and equipment are composed as follows:

	September 30, 2023
	Cost	Accumulated depreciation	Net
Data processing equipment	226,252	(84,879)	141,373
Machinery and equipment (i)	3,615,629	(1,404,393)	2,211,236
Buildings Leasing (ii)	153,750	(56,395)	97,355
Other	44,369	(16,219)	28,150
Total	4,040,000	(1,561,886)	2,478,114

	December 31, 2022
	Cost	Accumulated depreciation	Net
Data processing equipment	214,279	(68,274)	146,005
Machinery and equipment (i)	3,382,067	(1,115,120)	2,266,947
Buildings Leasing (ii)	102,145	(43,901)	58,244
Other	33,692	(11,389)	22,303
Total	3,732,183	(1,238,684)	2,493,499

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2023 and for the nine-month periods ended September 30, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)
11. Property and equipment (Continued)
b) The changes in cost and accumulated depreciation were as follows:

	Data processing equipment	Machinery and equipment (i)	Buildings Leasing (ii)	Other	Total
On December 31, 2021
Cost	106,643	2,798,823	94,048	29,909	3,029,423
Accumulated depreciation	(51,294)	(654,360)	(26,928)	(7,789)	(740,371)
Net book value	55,349	2,144,463	67,120	22,120	2,289,052
On December 31, 2022
Opening balance
Cost	107,636	583,244	8,097	3,783	702,760
Purchases	109,245	981,462	8,097	5,352	1,104,156
Disposals (iii)	(1,609)	(398,218)	—	(1,569)	(401,396)
Depreciation	(16,980)	(460,760)	(16,973)	(3,600)	(498,313)
Depreciation	(17,092)	(647,318)	(16,973)	(3,851)	(685,234)
Disposals (iii)	112	186,558	—	251	186,921
Net book value	146,005	2,266,947	58,244	22,303	2,493,499
On December 31, 2022
Cost	214,279	3,382,067	102,145	33,692	3,732,183
Accumulated depreciation	(68,274)	(1,115,120)	(43,901)	(11,389)	(1,238,684)
Net book value	146,005	2,266,947	58,244	22,303	2,493,499
On September 30, 2023
Opening balance
Cost	11,973	233,562	51,605	10,677	307,817
Purchases	12,098	665,629	53,643	14,506	745,876
Disposals/Provisions (iii)	(862)	(432,109)	(2,038)	(3,885)	(438,894)
Acquisition of subsidiary	737	42	—	56	835
Depreciation	(16,605)	(289,273)	(12,494)	(4,830)	(323,202)
Depreciation	(17,124)	(508,591)	(13,914)	(5,885)	(545,514)
Disposals/Provisions (iii)	844	219,335	1,420	1,076	222,675
Acquisition of subsidiary	(325)	(17)	—	(21)	(363)
Net book value	141,373	2,211,236	97,355	28,150	2,478,114
On September 30, 2023
Cost	226,252	3,615,629	153,750	44,369	4,040,000
Accumulated depreciation	(84,879)	(1,404,393)	(56,395)	(16,219)	(1,561,886)
Net book value	141,373	2,211,236	97,355	28,150	2,478,114
(i)Net book value of POS devices is R$2,161,609 (R$2,212,692 as of December 31, 2022), which are depreciated over 5 years, The depreciation of POS in the nine-month period ended September 30, 2023, amounted to R$503,280 (R$472,790 in the nine-month period ended September 30, 2022). On September 30, 2023. PagSeguro have contractual obligations to acquire POS devices in the amount of R$477,167 (R$860,321 as of December 31, 2022).
(ii)As of September 30, 2023, PagSeguro had a lease liability presented in other current liabilities in the amount of R$15,227 (R$18,704 as of December 31, 2022) and as non-current liability in the amount of R$84,116 (R$39,867 as of December 31, 2022), this increase is mainly related to the extension of leasing agreement for more 4 years. For the nine-month ended September 30, 2023, the Company incurred in financial expenses related to these leases of R$12,606 (R$13,977 in the nine-month period ended September 30, 2022).
(iii)The net book value of disposals is R$216,218 of which R$438,894 are cost and R$222,675 are accumulated depreciation, During the nine‑month period ended September 30,2023, the Company revised its business strategy towards a specific group of merchants and observed no future economic benefit is expected from them, resulting in the provision of POS devices allocated to these merchants in the net book value of R$190,071 (R$386,531 are cost and R$196,460 are accumulated depreciation), and R$134,306 (R$262,364 consisting of cost and R$128,058 consisting of accumulated depreciation) during the nine-month period ended September 30,2022.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2023 and for the nine-month periods ended September 30, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

12. Intangible assets

a) Intangible assets are composed as follows:

	September 30, 2023
	Cost	Accumulated amortization	Net
Expenditures related to software and technology (i)	3,641,504	(1,591,455)	2,050,049
Software licenses	319,161	(137,309)	181,852
Goodwill (ii)	218,862	—	218,862
Other	70,365	(37,201)	33,164
	4,249,892	(1,765,965)	2,483,927

	December 31, 2022
	Cost	Accumulated amortization	Net
Expenditures related to software and technology (i)	2,904,505	(1,155,187)	1,749,318
Software licenses	257,096	(97,698)	159,398
Goodwill (ii)	209,908	—	209,908
Other	67,768	(27,619)	40,149
	3,439,277	(1,280,504)	2,158,773
(i)    The PagSeguro Group capitalizes expenses incurred with the development of platforms, which are amortized over their useful lives of approximately five years.
The goodwill is allocated to the Cash Generating Units (CGUs) in each of the acquired companies that generated the goodwill and is demonstrated below:

	September 30, 2023	December 31, 2022
Moip	148,218	148,218
Concil	20,731	20,731
Biva Serviços	14,627	14,627
Banco Seguro	12,612	12,612
Netpos	8,954	—
Pagseguro Tecnologia	6,570	6,570
Zygo	5,768	5,768
Yami	1,382	1,382
Total	218,862	209,908
The recoverable amount of a CGU is determined based on value-in-use calculations, Company tested the recoverability of these assets for the year ended December 31, 2022 and concluded that the book balances of goodwill recorded are recoverable, for September 30, 2023 the Company evaluated and no new indicatives are came, therefore, no provision for impairment of was accounted for.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2023 and for the nine-month periods ended September 30, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)
12. Intangible assets (Continued)
The changes in cost and accumulated amortization were as follows:

	Expenditures with software and technology	Software licenses	Goodwill	Other	Total
On December 31, 2021
Cost	2,016,541	196,854	209,908	67,768	2,491,071
Accumulated amortization	(772,804)	(53,129)	—	(14,962)	(840,895)
Net book value	1,243,737	143,725	209,908	52,806	1,650,176
On December 31, 2022
Cost	887,964	60,242	—	—	948,206
Additions (i)	979,734	60,603	—	—	1,040,337
Disposals	(91,770)	(361)	—	—	(92,131)
Amortization	(382,383)	(44,569)	—	(12,657)	(439,609)
Amortization	(430,358)	(44,903)	—	(12,657)	(487,918)
Disposals	47,975	334	—	—	48,309
Net book value	1,749,318	159,398	209,908	40,149	2,158,773
On December 31, 2022
Cost	2,904,505	257,096	209,908	67,768	3,439,277
Accumulated amortization	(1,155,187)	(97,698)	—	(27,619)	(1,280,504)
Net book value	1,749,318	159,398	209,908	40,149	2,158,773
On September 30, 2023
Cost	737,000	62,065	8,954	2,597	810,616
Additions (i)	737,129	62,065	8,954	2,597	810,745
Disposals	(129)	—	—	—	(129)
Amortization	(436,268)	(39,611)	—	(9,582)	(485,461)
Amortization	(436,362)	(39,611)	—	(9,582)	(485,555)
Disposals	94	—	—	—	94
Net book value	2,050,050	181,852	218,862	33,164	2,483,927
On September 30, 2023
Cost	3,641,504	319,161	218,862	70,365	4,249,892
Accumulated amortization	(1,591,455)	(137,309)	—	(37,201)	(1,765,965)
Net book value	2,050,049	181,852	218,862	33,164	2,483,927
(i)Refers to several and diverse expenditures with software and technology, mainly related to customer experience functionalities, such as digital payment and digital banking account.

13. Payables to third parties

	September 30, 2023	December 31, 2022
Payables to merchants (i)	9,211,348	9,405,429
Banking accounts (ii)	7,918,888	7,470,978
Merchant's payment account (iii)	1,735,829	1,196,491
	18,866,065	18,072,898
Current	18,706,627	17,988,139
Non - Current	159,438	84,759
(i)Refers mainly to transactions of sales and services to settle to merchants’ net of PagSeguro’s revenue.
(ii)Refers to the balance of the clients maintained in their banking accounts that are invested by the client in Certificate of Deposits with 30 days of maturity and interest average rate of 72% of CDI (69% of CDI on December 31, 2022).
(iii)Refers to mechant’s payment account that PagSeguro acquire treasury bonds to comply with certain requirements as mentioned in note 6.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2023 and for the nine-month periods ended September 30, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

14. Deposits

	September 30, 2023	December 31, 2022
Certificate of Deposit (i)	9,583,055	9,806,062
Interbank deposits (ii)	2,331,413	2,101,152
Corporate securities	—	88,074
	11,914,468	11,995,288
Current	8,577,445	10,100,599
Non - Current	3,337,023	1,894,689
(i)The average return is 111% of CDI (117% of CDI in December 31, 2022). From the total amount, R$1,368,511 (R$2,080,779 in December 31, 2022) refer to certificate of deposits with interest rates correlated to the IPCA (Brazilian inflation rates) and fixed rates. For these certificates of deposit, the Company entered into derivative financial instruments (“Swaps”) with the specific objective of protecting deposit from fluctuations arising from inflation, changing IPCA and fixed rates for CDI rates. In September 2023, the Company recorded liabilities of Swaps in the amount of R$19,802 (R$22,289 in December 31, 2022).
(ii)The average return is 110% of CDI (111% of CDI on December 31, 2022).

The maturity analysis of deposits based on due date of the agreements (disregarding that some can be withdrawn at any time, which is limited to the contracts with a due date of less than 360 days) is as follows:

	September 30, 2023	December 31, 2022
Due within 30 days	821,875	864,864
Due within 31 to 120 days	2,223,396	3,253,826
Due within 121 to 180 days	1,867,190	1,945,917
Due within 181 to 360 days	3,664,984	4,035,992
Due within 361 days or more days	3,337,023	1,894,689
	11,914,468	11,995,288
The changes in deposits were as follows:

On December 31, 2021	3,133,996
Additions	25,475,725
Withdraws	(17,228,838)
Interest	614,405
On December 31, 2022	11,995,288
Additions	8,213,843
Withdraws	(8,719,452)
Interest	424,789
September 30, 2023	11,914,468

15. Salaries and social security charges

	September 30, 2023	December 31, 2022
Payroll accruals	153,547	100,810
Profit sharing	76,398	87,111
Payroll taxes (LTIP) (i)	54,705	42,791
Social charges	35,442	49,651
Other	13,755	12,415
	333,847	292,778
(i)Refers to social charges and income tax over LTIP and LTIP goals balances.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2023 and for the nine-month periods ended September 30, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

16. Taxes and contributions

	September 30, 2023	December 31, 2022
Taxes
Services tax (i)	188,939	184,536
Social integration program (ii)	35,901	35,003
Social contribution on revenues (ii)	219,148	211,749
Income tax and social contribution (iii)	6,557	4,104
Other	22,134	18,878
	472,679	454,270

	September 30, 2023	December 31, 2022
Judicial deposits (iv)
Services tax (i)	(173,170)	(163,005)
Social integration program (ii)	(30,276)	(28,165)
Social contribution on revenues (ii)	(186,311)	(173,321)

	(389,757)	(364,491)
	82,922	89,779
(i)Refers to tax on revenues.
(ii)Refers mainly to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) charged on financial income.
(iii)Refers to the income tax and social contribution payable.
(iv)The PagSeguro Group obtained until January 2021 court decisions to deposit the amount related to the payments in escrow for matters discussed in items "i" and "ii" and above.

17. Provision for contingencies
PagSeguro Group is party to labor and civil litigation in progress and are discussing such matters at the administrative and judicial levels, for which in some cases the PagSeguro Group has made corresponding judicial deposits. The likelihood of a negative outco]me is assessed periodically and adjusted by management, when appropriate. Such assessment considers the opinion of its external legal advisors.

	September 30, 2023	December 31, 2022
Civil	30,787	26,365
Labor	45,690	45,797
	76,477	72,162

Labor Deposits (i)	—	(11,559)
	—	(11,559)

	76,477	60,603
(i)    In the nine-month period ended September 2023, occur the redemption of judicial deposit that we lost the discussion about the non-incidence of a tax labor, therefore this was converted into income for the Union and consequently reversed the labor contingency related to this deposit.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2023 and for the nine-month periods ended September 30, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

17. Provision for contingencies (continued)
Below it is demonstrated the movements of the provision for contingencies in the nine-month ended September 30, 2023:

On December 31, 2021	41,563
Accrual	37,276
Settlement	(24,234)
Interest	5,998
On December 31, 2022	60,603
Accrual	41,568
Settlement	(29,536)
Interest	3,842
On September 30, 2023	76,477
The PagSeguro Group is party to tax and civil lawsuits involving risks classified as possible losses, for which no provision was recognized as of September 30, 2023, totaling R$733,988 (December 31, 2022 - R$635,515). The main tax lawsuits are disclosed below:
On October 15, 2021, Pagseguro Internet was assessed by the Brazilian Internal Revenue Service (“IRS”) for not collecting tax on financial operation ("IOF") on intercompany loans, IOF is applicable over credit transactions of any nature, including intercompany loans. The amount of this assessment was R$285,178 (R$266,957 in December 31, 2022).
The Company has presented its defense, clarifying that the transactions carried out among PagSeguro and its subsidiaries are not credit transactions. The Group has a centralized cash pool and, according to the law, this kind of intercompany transaction is not taxable by IOF.
Additionally, has one contingency related to labor taxes in the amount of R$175,536 (R$133,286 in December 31, 2022).

18. Borrowings

In November 2021, the PagSeguro Group entered into a US$180 million borrowing agreement with maturity one year from the execution date and payment in a single installment at the due date. At that moment the agreement was signed, the foreign exchange rate was R$ 5.6227 per US dollar amounting in R$1,012,086. The Company entered into derivative financial instruments (“Swaps”), with the specific objective of protecting borrowing from fluctuations arising from the exchange rate variation. In November 2022, the PagSeguro Group liquidated its borrowing in the total amount of R$1,143,026 considering principal, interests, taxes and the total settlement of the financial instruments.
In February 2022, the Group entered into a R$250 million borrowing agreement with maturity in three months from the execution date, the interest rate was 112% of CDI and the payment occurred in a single installment as the due date. In May 2022, the borrowing agreement was re-signed with new maturity for an additional three months and was settled in August 2022 in the principal amount of R$250 million and the interests of R$7,015 were paid in May 2022 and R$8,322 in August 2022.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2023 and for the nine-month periods ended September 30, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)
18. Borrowings (continued)
In March 2023, the PagSeguro Group entered into a US$38.4 million borrowing agreement with maturity one year from the execution date and payment in two half-year installments. On the date the agreement was signed, the foreign exchange rate was R$ 5,2149 per US dollar amounting to R$200,000. The Company entered into derivative financial instruments (“Swaps”), with the specific objective of protecting the borrowing from fluctuations arising from exchange rate variation. The final remuneration, considering all the costs of the operation, is equivalent to 111.0% of the CDI. The Company has R$10,680 of interest accumulated and the first installment of R$6,340 was liquidated in September 2023.
In April 2023, the Group entered into a R$100 million borrowing agreement with maturity of three month from the execution date, the payment will be in a single installment at the due date and the interest rate was 107,5% of the CDI. In July 2023, the PagSeguro Group liquidated this borrowing in the total amount of R$103,273 considering principal, interests and taxes.
In September 2023 the Company recorded the effects of the swap derivatives in the liabilities on the amount of R$8,289, basically represented by the different foreign exchange rates at the time of entering into the borrowing agreement and September 2023 plus interest. More details of financial instruments in note 26.
The table below demonstrates the changes in the borrowings:

September 30, 2023
On December 31, 2021	1,005,787
Additions	250,000
Interest	175,338
Payment	(1,270,075)
Financial Instruments	(161,050)
On December 31, 2022	—
Additions	300,000
Interest	10,680
Payment	(109,613)
Financial Instruments	(8,289)
On September 30, 2023	192,778

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2023 and for the nine-month periods ended September 30, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

19. Deferred income tax and social contribution

a)Reconciliation of the deferred income tax and social contribution

	Tax losses	Tax credit	Technological innovation (i)	Other temporary differences - assets (ii)	Other temporary differences -liability (iii)	Total
Deferred tax
On December 31, 2021	70,783	(187)	(427,239)	353,620	(1,267,975)	(1,270,998)
Included in the statement of income	(3,205)	(2,061)	(175,297)	190,982	(204,238)	(193,819)
On December 31, 2022	67,578	(2,248)	(602,536)	544,602	(1,472,213)	(1,464,817)
Included in the statement of income	(2,359)	(1,686)	(101,917)	(90,119)	5,501	(190,580)
Other	—	—	1,663	—	(154)	1,509
On September 30, 2023	65,219	(3,934)	(702,790)	454,483	(1,466,866)	(1,653,888)
Deferred tax asset						101,541
Deferred tax liability						1,755,429

(i)     Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the tax charges on the capitalized amount intangible assets.
(ii)    The main other assets temporary difference refers to expected credit losses (Note 7) and taxes and contributions (Note 16).
(iii)     The main other liability temporary difference refers to gain on the ownership of FIDC quotas, that will be realized only in the redemption of such quotas.

Deferred tax assets are recognized for tax loss carry-forward to the extent that the realization of the related tax benefit through future taxable profits is probable. Tax losses do not have expiration date.
b)Reconciliation of the income tax and social contribution expense
PagSeguro Group computed income tax and social contribution under the taxable income method. The following is a reconciliation of the difference between the actual income tax and social contribution expense and the expense computed by applying the Brazilian federal statutory rate for the three and nine-month periods ended September 30, 2023 and 2022.

	Three-month period		Nine-month period
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Profit for the period before taxes	512,065	425,301	1,433,365	1,284,484
Statutory rate	34%	34%	34%	34%
Expected income tax and social contribution	(174,102)	(144,602)	(487,344)	(436,725)
Income tax and social contribution effect on:
Permanent additions (exclusions)
Gifts	(570)	(493)	(1,058)	(1,145)
R&D and technological innovation benefit (i)	48,429	62,849	149,321	175,047
Taxation of income abroad (ii)	23,936	34,642	78,741	88,820
Unrecorded deferred taxes	(1,551)	(4,840)	(8,531)	(10,450)
Other additions (exclusions)	2,519	7,430	1,170	(2,900)
Income tax and social contribution expense	(101,339)	(45,014)	(267,701)	(187,353)
Effective rate	20%	11%	19%	15%
Income tax and social contribution - current	(16,827)	1,603	(77,122)	(26,518)
Income tax and social contribution - deferred	(84,512)	(46,617)	(190,579)	(160,835)
(i)Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the income tax charges, based on the amount invested by the PagSeguro Group on specific intangible assets, see note 12.
(ii)Some entities and investment funds adopt different taxation regimes according to the applicable rules in their jurisdictions, which differs from the Brazilian tax rate of 34% applied for the purpose of this note.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2023 and for the nine-month periods ended September 30, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

20. Equity

a)    Share capital
On September 30, 2023, share capital is represented by 329,608,226 common shares, par value of US$0,000025. Share capital is composed of the following shares for the period ended September 30, 2023:

December 31, 2021 shares outstanding	329,608,226
Treasury shares	3,642,899
Long-Term Incentive Plan	637,728
Repurchase of common shares	(4,280,627)
December 31, 2022 shares outstanding	329,608,226
Treasury shares	4,549,302
Long-Term Incentive Plan	1,286,518
Repurchase of common shares	(5,835,820)
September 30, 2023 shares outstanding	329,608,226
b) Capital reserve
The capital reserve can only be used to increase capital, offset losses, redeem, reimburse, or purchase shares or pay cumulative dividends on preferred shares. For the nine-month period ended September 30, 2023 and 2022, the Company has not recognize any capital reserve movement, as all the LTIP and LTIP goals shares were delivered with treasury shares.
c) Share based long-term incentive plan (LTIP and LTIP goals)
Under the terms of the LTIP, upon completion of the IPO, the vested portion of each beneficiary’s LTIP rights was converted into Class A common shares of PagSeguro Digital at the IPO price (US$21,50) which is the assessed fair value at the grant date. As a result, the beneficiaries of the LTIP received a total of 1,823,727 new Class A common shares upon completion of the IPO. The unvested portions of each beneficiary’s LTIP rights will be settled on each future annual vesting date in shares.
This arrangement is classified as equity settled. For the nine-month ended September 30, 2023, the Company recognized in equity, costs related to the LTIP and LTIP Goals in the total amount of R$109,172 (R$113,307 in the nine-month period ended September 30, 2022). On September 30, 2023, the amount of R$54,705 (R$42,791 in December 31, 2022) was accounted for LTIP and LTIP Goals social charges, including withholding income tax (Note 15).
The maximum number of common shares that can be delivered to beneficiaries under the LTIP and LTIP Goals may not exceed 3% and 1% per year, respectively of the Company’s issued share capital at any time. Until September 30, 2023, total shares granted were 3,940,681 and the total shares issued were 7,831,941, representing 1,2% and 2,4% of total shares respectively.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2023 and for the nine-month periods ended September 30, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

20. Equity (continued)
d) OCI and equity valuation adjustments
The Company recognizes in this account the accumulated effect of the foreign exchange variation resulting from the conversion of the financial statements of the foreign subsidiary BCPS, Pagseguro Colombia, Pagseguro Chile, Pagseguro Peru and Pagseguro Mexico which amounted to a loss of R$33 in the nine-month period ended September 30, 2023 (loss of R$717 in the nine-month period ended September 30, 2022). This accumulated effect will be reverted to the result of the year as gain or loss only in case of disposal or write-off of the investment.
The financial investments mentioned in note 6 were classified at fair value through other comprehensive income. Unrealized loss on LFTs in the nine-month period ended September 30, 2023 totaled R$176 (gain of R$164 in the nine-month period ended September 30, 2022).
The derivative financial instruments mentioned in note 18 were classified at fair value through other comprehensive income. Unrealized fair value adjustment gain on SWAPs in the nine-month period ended September 30, 2023, totaled R$276 (loss of R$8,636 in the nine-month period ended September 30, 2022).
As part of transactions completed in prior years, the Company also recognized in this account the difference between the book value and the amounts paid in the acquisitions of additional interests from the non-controlling shareholders of the subsidiary represented by the accumulated amount of R$22,372 (R$22,372 as of September 30, 2022).
e) Treasury shares
On October 30, 2018, PagSeguro Digital's board of directors authorized a share repurchase program, under which the PagSeguro Group may repurchase up to US$250 million in outstanding Class A common shares traded on the New York Stock Exchange (NYSE). The Company's management is responsible for defining the timing and the number of shares to be acquired, within authorized limits. Treasury shares are composed of the following shares for the nine-month periods ended September 30, 2023:

	Shares	Amount	Average Price (US$)
Repurchase shares
December 31, 2021 treasury shares	1,688,701	285,011	30,23
Repurchase of common shares	4,280,627	291,445	12,50
Long-Term Incentive Plan	(637,728)	(101,102)	28,16
December 31, 2022 treasury shares	5,331,600	475,354	16,00
Repurchase of common shares	5,835,820	248,824	8,54
Long-Term Incentive Plan	(1,286,518)	(114,354)	16,00
September 30, 2023 treasury shares	9,880,902	609,824	11,59

31
investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2023 and for the nine-month periods ended September 30, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

21. Earnings per share
a)Basic
Basic earnings per share is calculated by dividing net income attributable to equity holders of PagSeguro Digital by the weighted average number of common shares issued and outstanding for the three and nine-month periods ended September 30, 2023 and 2022:

	Three-month period		Nine-month period
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Profit attributable to stockholders of the Company	410,724	380,287	1,165,664	1,097,131
Weighted average number of outstanding common shares (thousands)	321,845,506	326,724,059	323,357,163	327,488,512
Basic earnings per share - R$	1.2762	1.1639	3.6049	3.3501
b)    Diluted
Diluted earnings per share is calculated by dividing net income attributable to equity holders of PagSeguro Digital by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares. The share in the LTIP and LTIP Goals are the only shares with potential dilutive effect. In this case, a calculation is done to determine the number of shares that could have been acquired at fair value.

	Three-month period		Nine-month period
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Profit used to determine diluted earnings per share	410,724	380,287	1,165,664	1,097,131
Weighted average number of outstanding common shares (thousands)	321,845,506	326,724,059	323,357,163	327,488,512
Weighted average number of shares that would have been issued at average market price	1,928,132	2,174,011	2,239,212	2,124,280
Weighted average number of common shares for diluted earnings per share (thousands)	323,773,638	328,898,070	325,596,375	329,612,792
	1.2686	1.1562	3.5801	3.3285
The weighted average number of outstanding common shares decreased due to the repurchase of common shares (treasury shares).

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2023 and for the nine-month periods ended September 30, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

22. Total revenue and income

	Three-month period		Nine-month period
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Gross revenue from transaction activities and other services (i)	2,569,203	2,589,151	7,474,865	7,435,135
Gross financial income (ii)	1,751,501	1,747,536	4,976,076	4,773,593
Gross other financial income (iii)	90,802	76,297	280,759	213,748
Total gross revenue and income	4,411,506	4,412,984	12,731,700	12,422,476
Deductions from gross revenue from transactions activities and other services (iv)	(299,915)	(297,072)	(888,552)	(832,786)
Deductions from gross financial income (v)	(60,228)	(50,314)	(155,627)	(135,475)
Deductions from gross other financial income (vi)	(25,217)	(30,171)	(85,731)	(81,279)
Total deductions from gross revenue and income	(385,360)	(377,557)	(1,129,910)	(1,049,540)
Total revenue and income	4,026,146	4,035,427	11,601,790	11,372,936
(i)Includes mainly intermediation fee, membership fee and credit operations revenues.
(ii)Includes income from early payment of notes payable to third parties.
(iii)Includes (a) interest of financial investments and (b) gain on exchange variation.
(iv)Deductions consist of transactions taxes.
(v)Deductions consist of taxes on financial income.
(vi)Deductions consist of taxes on other financial income.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2023 and for the nine-month periods ended September 30, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

23. Expenses by nature

	Three-month period		Nine-month period
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Transactions costs (i)	(1,508,441)	(1,371,616)	(4,311,430)	(4,088,666)
Marketing and advertising	(139,842)	(199,947)	(386,917)	(539,774)
Personnel expenses (ii)	(274,432)	(277,788)	(822,038)	(825,216)
Financial expenses (iii)	(819,937)	(920,656)	(2,428,535)	(2,296,843)
Total Losses (iv)	(165,260)	(272,752)	(413,463)	(792,950)
Depreciation and amortization (vi)	(346,479)	(294,416)	(989,477)	(824,004)
Other (v)	(259,691)	(272,950)	(816,565)	(720,999)
	(3,514,082)	(3,610,125)	(10,168,425)	(10,088,452)

Classified as:
Cost of services	(2,033,309)	(1,862,164)	(5,888,679)	(5,501,843)
Selling expenses	(378,241)	(530,840)	(1,017,591)	(1,510,591)
Administrative expenses	(206,333)	(185,343)	(581,078)	(554,611)
Financial expenses	(819,937)	(920,656)	(2,428,535)	(2,296,843)
Other income (expenses), net	(76,262)	(111,123)	(252,542)	(224,564)
	(3,514,082)	(3,610,125)	(10,168,425)	(10,088,452)
(i)The increase is mainly represented by: (i) costs related to interchange fees of card issuers in the amount of R$1,205,948 and R$3,447,000 in the three and nine-month periods ended September 30, 2023 (R$1,159,263 and R$3,321,594 in the three and nine-month periods ended September 30, 2022), (ii) card scheme fees in the amount of R$244,028 and R$698,172 in the three and nine-month periods ended September 30, 2023 (R$220,263 and R$653,262 in the three and nine-month periods ended September 30, 2022).
(ii)Personnel expenses includes compensation expenses in the amount of R$29,825 and R$78,321 related to the LTIP and LTIP goals for the three and nine-month periods ended September 30, 2023 (R$43,023 and R$121,369 for the three and nine-month periods ended September 30, 2022). Personnel expenses in 2023, include capitalization of LTIP and LTIP goals in the amount of R$20,605 and R$66,879 in the three and nine-month periods ended September 30, 2023.
(iii)Relates to: (i) the early collection of receivables, which amounted to R$248,676 and R$707,554 in the three and nine-month periods ended September 30, 2023 (R$306,823 and R$1,017,022 in the three and nine-month periods ended September 30, 2022), (ii) interest of deposits and banking accounts which amounted to R$485,047 and R$1,423,441 in the three and nine-month periods ended September 30, 2023 (R$461,160 and R$968,621 in the three and nine-month periods ended September 30, 2022).
(iv)Total losses refer to amounts recognized during the three and nine-month periods ended September 30, 2023 related to: (i) card processing operations (acquiring and issuing), (ii) losses on digital accounts in the amount of R$103,363 and R$304,945 in the three and nine months period ended in September 30, 2023 (compared to R$125,867 and R$322,627 in the three-month and nine-month periods ended September 30, 2022, respectively) and (iii) a loss of R$32,872 in connection with unauthorized transactions exploiting a legacy functionality in the Company’s system. The investigation of this incident is still ongoing, but based on the review performed to date, the Company believes that the amount of the corresponding loss fully reflects the impact of the incident, and that the conditions allowing for the unauthorized transactions were ceased and were not related to cyber risks or data-related matters. Efforts to recover related amounts are ongoing and (iv) Total losses include also provision for delinquency rate of credit portfolio in the amount of R$29,025 and R$75,646 in the three and nine-month periods ended September 30, 2023 (R$146,884 and R$470,323 in the three and nine-month periods ended September 30, 2022), as further described in note 25.
(v)Includes R$63,747 and R$190,071 in the three and nine-month periods ended September 30, 2023 (R$41,165 and R$134,306 in the three and nine-month periods ended September 30, 2022) related to provision of POS devices, as described in note 11. In September in accordance to preliminary purchase price allocation (“PPA”) was completed on October 20, 2023, which include the recognition of capital gains in the three-month periods ended September, 30 2023 of customer portfolio R$152, non-compete agreement R$128 and software R$2,468.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2023 and for the nine-month periods ended September 30, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

23. Expenses by nature (Continued)
(vi)Depreciation and amortization amounts incurred in the period are segregated between costs and expenses as presented below:

	Three-month period		Nine-month period
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Depreciation
Cost of sales and services (i)	(180,981)	(172,230)	(523,973)	(484,664)
Selling expenses	(51)	(44)	(156)	(127)
Administrative expenses	(6,908)	(6,700)	(21,385)	(19,730)
	(187,940)	(178,974)	(545,514)	(504,521)
Amortization
Cost of sales and services	(166,056)	(120,455)	(465,653)	(332,146)
Administrative expenses (ii)	(7,193)	(5,962)	(19,902)	(17,684)
	(173,249)	(126,417)	(485,555)	(349,830)

PIS and COFINS credits (iii)	14,710	10,975	41,592	30,347

Depreciation and amortization expense, net	(346,479)	(294,416)	(989,477)	(824,004)
(i)The depreciation of POS in the three and nine-month periods ended September 30, 2023, amounted to R$173,150 and R$503,280 (R$167,379 and R$427,790 in the three and nine-month period ended September 30, 2022).
(ii)Included in this amount are LTIP amortizations in the amount of R$12,227 and R$33,824 in the three and nine-months ended September 30, 2023 (R$7,946 and R$23,837 for the three and nine months ended September 30, 2022). Additionally, has assets amortizations of acquired companies in the amount of R$5,451 and R$14,685 in the three and nine-month periods ended September 30, 2023 (R$4,617 and R$9,234 in the three and nine-month periods ended September 30, 2022).
(iii)PagSeguro Brazil has a tax benefit on PIS and COFINS that allows it to reduce the depreciation and amortization over some operational expenses when incurred. This tax benefit is recognized directly as a reduction of depreciation and amortization expense.

24. Financial instruments by category

The PagSeguro Group estimates the fair value of its financial instruments using available market information and appropriate valuation methodologies for each situation.
The interpretation of market data, as regards the choice of methodologies, requires considerable judgment and the establishment of estimates to reach an amount considered appropriate for each situation. Therefore, the estimates presented may not necessarily indicate the amounts that could be obtained in the current market. The use of different hypotheses to calculate market value or fair value may have a material impact on the amounts obtained. The assets and liabilities presented in this note were selected based on their relevance.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2023 and for the nine-month periods ended September 30, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

24. Financial instruments by category (Continued)
The PagSeguro Group believes that the financial instruments recognized in these consolidated interim financial statements at their carrying amount are substantially similar to their fair value. However, since they do not have an active market (except for the LFT included in financial investments, which is actively traded in the market), variations could occur in the event the PagSeguro Group were to decide to settle or realize them in advance.
The PagSeguro Group classifies its financial instruments into the following categories:

	September 30, 2023	December 31, 2022
Financial assets
Amortized cost:
Cash and cash equivalents	1,974,618	1,829,097
Accounts receivables	38,521,407	36,994,135
Other receivables	201,665	180,517
Judicial deposits	49,634	44,855
Receivables from related parties	32,423	—
Investment	—	1,651
Fair value through other comprehensive income
Financial investments	1,078,319	1,103,299
	41,858,066	40,153,554

	September 30, 2023	December 31, 2022
Financial Liabilities
Amortized cost:
Payables to third parties	18,866,065	18,072,898
Trade payables	439,359	449,102
Trade payables to related parties	362,441	593,906
Deposits	11,914,468	11,995,288
Borrowings	192,778	—
Deferred revenue	143,875	143,528
Other liabilities	263,026	202,797
Fair value through profit or loss
Derivative financial instruments	19,802	22,289
Fair value through other comprehensive income
Derivative financial instruments	8,289	—
	32,210,103	31,479,808

25. Financial risk management

The PagSeguro Group's activities expose it to a variety of financial risks: market risk, fraud risk (chargebacks), credit risk and liquidity risk. The PagSeguro Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the PagSeguro Group's financial performance.
Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. In the Group, market risk comprises interest rate risk and foreign currency risk and other price risk, such as equity price risk.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2023 and for the nine-month periods ended September 30, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

25. Financial risk management (Continued)
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group's exposure to the risk of changes in market interest rates arises primarily from financial investments and deposits both subject to variable interest rates, principally the CDI rate. The Group conducted a sensitivity analysis for the following twelve months of the interest rate risks to which the financial instruments are exposed as of September 30, 2023. For this analysis, the Group adopted as a probable scenario for 2023 interest rates of 11.65% for the CDI. As a result, financial income (with respect to financial investments) and financial expense (with respect to certificate of deposit, corporate securities, banking accounts and interbank deposits) would be impacted as follows:

Transaction	Interest rate risk	Book Value	Scenario with maintaining of CDI (12.65%)	Probable scenario with decrease to 11.65%
Short-term investment	100% of CDI	1,349,542	170,717	157,222
Financial investments	100% of CDI	1,078,319	136,407	125,624
Certificate of Deposit	111% of CDI	9,583,055	(1,345,605)	(1,239,233)
Certificate of Deposit - related party	106% of CDI	289,163	(38,774)	(35,709)
Interbank deposits	110% of CDI	2,331,413	(324,416)	(298,771)
Banking accounts	72% of CDI	7,918,887	(721,252)	(664,236)
Borrowings	111% of CDI	192,778	(27,069)	(24,929)
Total			(2,149,992)	(1,980,032)
Foreign exchange risk
Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity's functional currency. The Company’s risk is mainly related to POS purchases, Pagseguro Tecnologia, BCPS, PSGP Mexico, Pagseguro Colombia, Pagseguro Chile and Pagseguro Peru that have revenues in other currencies and cash and cash equivalents maintained in other countries. Additionally, as mentioned in note 18, in 2023, the Group entered in a US$38.4 million borrowing agreement and also contracted a derivative financial instrument with the specific objective of protecting from fluctuations arising from exchange variation.
Equity price risk
The Group's non-listed equity investments are susceptible to market price risk arising from uncertainties about future values of the investment. As of September 30, 2023, and December 31, 2022, the exposure to equity price from such investments was not material.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2023 and for the nine-month periods ended September 30, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

25. Financial risk management (Continued)
Fraud risk (chargeback)
The PagSeguro Group's sales transactions are susceptible to potentially fraudulent or improper sales and it uses the following two processes to control the fraud risk:
(i)The first process consists of monitoring, on a real time basis, the transactions carried out with credit and debit cards and payment slips, through an anti-fraud system. This process approves or rejects suspicious transactions at the time of the authorization, based on statistical models that are revised on a periodic basis.
(ii)The second process detects chargebacks and disputes not identified by the first process. This is a supplemental process and increases the PagSeguro Group's ability to avoid new frauds, PagSeguro’s expenses with chargeback are disclosed in note 23.
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily accounts receivable) and from its financing activities, including deposits with banks and financial institutions, and other financial instruments such as loans and credit card receivables with the Company’s customers.
Credit risk is managed on a group basis and for its accounts receivable is limited to the possibility of default by: (a) the card issuers, which have the obligation of transferring to the credit and debit card labels the fees charged for the transactions carried out by their card holders, (b) the acquirers, which are used by the PagSeguro Group to approve transactions with the issuers and (c) analyses for the customers background to provide access to credit portfolio.
In order to mitigate this risk, PagSeguro Brazil has established a Credit and Liquidity Risk Committee, whose responsibility is to assess the level of risk of each of the card issuers served by PagSeguro Group, classifying them into three groups:
(i)Card issuers with a low level of risk, with credit ratings assigned by FITCH, S&P and Moody's, which do not require additional monitoring.
(ii)Card issuers with a medium level of risk, which are also monitored in accordance with the financial metrics and ratios; and
(iii)Card issuers with a high level of risk, which are assessed by the committee at monthly meetings.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2023 and for the nine-month periods ended September 30, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

25. Financial risk management (Continued)
PagSeguro has a rating process for loans and credit, based on statistical application models (in the early stages of customer relationships) and behavior scoring (used for customers who already have a relationship history). A process for designing, calibrating, and implementing policies and guidelines for granting credit and calibrating collection rules.
A process for monitoring the portfolio's risk profile, with a prospective view, which generates early warning feedbacks to the credit granting policies and risk classification models in a timely manner.
Liquidity risk
The PagSeguro Group manages liquidity risk by maintaining reserves, bank and credit lines in order to obtain borrowings, when deemed appropriate. The PagSeguro Group continuously monitors actual and projected cash flows and matches the maturity profile of its financial assets and liabilities in order to ensure that the PagSeguro Group has enough funds to honor its obligations to third parties and meet its operational needs.
The PagSeguro Group invests surplus cash in interest bearings financial investments, choosing instruments with appropriate maturity or enough liquidity to provide adequate margin as determined by the forecasts. On September 30, 2023, PagSeguro Group held cash and cash equivalents of 1,974,618 (R$1,829,097 on December 31, 2022).
The table below shows the PagSeguro Group's non-derivative financial liabilities divided into the relevant maturity group based on the remaining period from the balance sheet date and the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Due within 30 days	Due within 31 to 120 days	Due within 121 to 180 days	Due within 181 to 360 days	Due to 361 days or more days
On September 30, 2023
Payables to third parties	14,721,176	2,071,472	547,172	1,366,806	159,438
Trade payables	432,028	6,523	231	577	—
Trade payables to related parties	—	79,174	—	—	322,309
Borrowings	—	199,599	—	—	—
Deposits	831,594	2,302,268	1,977,584	4,055,017	3,810,531
On December 31, 2022
Payables to third parties	13,354,285	1,717,388	856,011	2,060,455	84,759
Trade payables	397,335	50,975	309	482	—
Trade payables to related parties	—	62,559	30,390	506,671	—
Deposits	876,415	3,384,194	2,075,859	4,521,112	2,198,340

39
investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2023 and for the nine-month periods ended September 30, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

25. Financial risk management (Continued)
Social, environmental and climate risks
Social, environmental and climate risks are the possibility of losses due to exposure to events of social, environmental and/or climate origin related to the activities carried out by the Company. Management evaluated the social, environmental and climate factors in which its businesses are inserted and considers them to have a low impact on the creation of shared value in the short, medium and long term.
Despite this, in order to mitigate social, environmental and climate risks, actions are carried out to analyze processes, risks and controls, follow up on new rules related to the topic and record occurrences in internal systems. In addition to identification, the stages of prioritization, risk response, mitigation, monitoring and reporting of assessed risks complement the management of this risk at the Company.

26. Derivative Financial Instruments designated to Hedge Accounting

The Group trades derivative financial instruments (SWAPs) to manage its overall exposures (foreign currency, inflation index and interest rate).
i)Cash flow hedge
In March 2023, the PagSeguro Group entered in a US$38.4 million borrowing agreement with maturity in one-year from the execution date and the payment will occur in a single instalment as the due date. In the same operation, the Company entered into a swap, with the specific objective of protecting said borrowing from fluctuations arising from exchange variation, changing the risk to CDI. All the amount is covered with the derivative and the same due date is applied. Below is the composition of the derivative financial instruments portfolio by type of instrument, asset value, liability value and fair value, financial instrument and MTM registered in OCI:

Risk factor	Financial Instruments - notional	Liabilities	Financial Instrument	Fair Value	MTM
Swap of currency	201,492	192,778	8,714	8,289	425

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2023 and for the nine-month periods ended September 30, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

26. Derivative Financial Instruments designated to Hedge Accounting (Continued)
ii)Fair value hedge
The PagSeguro Group issued certificate of deposits with interest rates correlated to the IPCA (Brazilian inflation rates) and interest fixed rates. For these certificates of deposits, the Company entered into swaps with the specific objective of protecting said deposits from fluctuations arising from inflation and high interest rates, changing them for CDI rates. All the amount, which includes principal and interest, are covered and the same due dates are applied. Below is the composition of the derivative financial instruments portfolio by type of instrument, liability value and fair value, financial instrument and MTM registered in profit and loss:

September 30, 2023
	Notional Liability	Liabilities Fair value	MTM (a)
IPCA CDB	679,626	676,528	(3,098)
Fixed rated CDB	695,190	691,983	(3,207)
Total	1,374,816	1,368,511	(6,305)

	Notional SWAP	SWAP	MTM total (b)	Profit and Loss ((a)+(b))
IPCA CDB	659,895	(659,282)	3,355	272
Fixed rated CDB	694,963	(689,427)	3,474	261
Total	1,354,858	(1,348,709)	6,829	533

December 31, 2022
	Notional Liability	Liabilities Fair value	MTM (a)
IPCA CDB	708,454	710,475	2,021
Fixed rated CDB	1,368,325	1,370,305	1,980
Total	2,076,779	2,080,779	4,001

	Notional SWAP	SWAP	MTM total (b)	Profit and Loss ((a)+(b))
IPCA CDB	(728,142)	(733,026)	(2,109)	(89)
Fixed rated CDB	(1,374,472)	(1,378,917)	(2,149)	(168)
Total	(2,102,614)	(2,111,943)	(4,258)	(257)
The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding processes, as well as avoiding concentration of these risks. Additionally, as the main financial assets and financial liabilities of the Company are measured by CDI, the PagSeguro Group’s strategy is to change any other risk factors to CDI. The PagSeguro Group undertakes risk management through the economic relationship between hedge instruments and hedged item, in which it is expected that these instruments will move in opposite directions, in the same proportions, with the aim of neutralizing the risk factors. The Company performs the hedging account effectiveness as each reporting date test and for the nine-month period ended September 30, 2023 and December 31, 2022, these tests were effective.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2023 and for the nine-month periods ended September 30, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

27. Non-cash Transactions

	Nine-month period
	September 30, 2023	September 30, 2022
Non-cash investing activities
Property and equipment acquired through lease	53,643	4,496
MTM of financial investments	(176)	224

28. Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. A three-level hierarchy is used to measure fair value, as shown below:
•Level 1 - Quoted prices (unadjusted) in active markets for identical assets and liabilities.
•Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).
•Level 3 - Inputs for the assets and liabilities that are not based on observable market data (that is, unobservable inputs).
The PagSeguro Group believes that the financial instruments recognized in these consolidated interim financial statements at their carrying amount are substantially similar to its fair value. Regarding financial assets, they are comprised by accounts receivable from credit/debit card issuers and acquirers originated from transactions through PagSeguro Group payment platform comprised of transactions approved by large financial institutions in the normal course of business. The financial investments are represented by government bonds with quoted prices in an active market and recognized in the balance sheet based on its fair value.
Financial liabilities are mostly represented by deposits and short-term payables to merchants which are paid in accordance with the contract set out with the merchant and other short-term payables to service providers in the normal course of business and, as such, also approximate from their fair values. There were no transfers between Levels 1, 2 and 3 in 2023.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2023 and for the nine-month periods ended September 30, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

28. Fair value measurement (Continued)
The following table provides the fair value measurement hierarchy of PagSeguro Group's financial assets and financial liabilities as of September 30, 2023:

	September 30, 2023
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets
Cash and cash equivalents	863,954	1,110,663	—
Financial investments	1,078,319	—	—
Accounts receivable	—	38,521,407	—
Other receivables	—	201,665	—
Judicial deposits	—	49,634	—
Receivables from related parties	—	32,423	—
Investment	—	—	—
Financial liabilities
Payables to third parties	—	18,866,064	—
Trade payables	—	439,359	—
Trade payables to related parties	—	362,441	—
Deposits	—	11,914,468	—
Derivative Financial Instruments	—	28,091	—
Deferred revenue	—	143,875	—
Other liabilities	—	263,026	—

	December 31, 2022
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets
Cash and cash equivalents	404,468	1,424,629	—
Financial investments	1,103,299	—	—
Accounts receivable	—	36,994,135	—
Other receivables	—	180,517	—
Judicial deposits	—	44,858	—
Investment	—	—	1,651
Financial liabilities
Payables to third parties	—	18,072,898	—
Trade payables	—	449,102	—
Trade payables to related parties	—	593,906	—
Deposits	—	11,995,288	—
Derivative Financial Instruments	—	22,289	—
Deferred revenue	—	143,528	—
Other liabilities	—	202,796	—

43
investors.pagseguro.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 16, 2023

PagSeguro Digital Ltd.

By:	/s/ Artur Schunck
Name:	Artur Schunck
Title:	Chief Financial Officer, Chief Accounting Officer and Investor Relations Officer